UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

TEKELEC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

879101103

(CUSIP Number)

Katelia Capital Investments Ltd. Trident Chambers P.O. Box 146, Road Town Tortola, British Virgin Islands 1 - 284 - 494 - 2434

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

(Continued on the following pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 879101103	SCHEDULE 13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS Katelia Capital Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 879101103	SCHEDULE 13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS The Katelia Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 879101103	SCHEDULE 13D	Page 4 of 8

1	NAMES OF REPORTING PERSONS Butterfield Trust (Switzerland) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 879101103	SCHEDULE 13D	Page 5 of 8

1	NAMES OF REPORTING PERSONS Laurent Asscher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 879101103	SCHEDULE 13D	Page 6 of 8

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 15, 2011 by (i) Katelia Capital Investments Ltd., (ii) The Katelia Trust (the “Trust”), (iii) Butterfield Trust (Switzerland) Limited (the “Trustee”) and (iv) Laurent Asscher (“L. Asscher”), as amended by Amendment No. 1 thereto filed with the Commission on September 22, 2011 (as amended, the “Schedule 13D”). Katelia Capital Investments Ltd., the Trust, the Trustee and L. Asscher are collectively referred to herein as the “Reporting Persons.” Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 1.	Security and Issuer.

Name of Issuer:	Tekelec

Title of Class of Equity Securities:	Common Stock

Address of Issuer’s Principal Executive Office:	5200 Paramount Parkway Morrisville, North Carolina 27560

Item 2.	Identity and Background.

The information set forth in Item 2 of the Schedule 13D is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 3 of the Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following after the last paragraph thereof:

On November 6, 2011, Tekelec entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Titan Private Holdings I, LLC, a Delaware limited liability company (“Parent”), and Titan Private Acquisition Corp., a California corporation (“Merger Subsidiary”), an indirect wholly-owned subsidiary of Parent. The Merger Agreement was included as Exhibit 2.1 to the Current Report on Form 8-K (File No. 0-15135) filed by Tekelec with the Commission on November 7, 2011, and any description thereof herein is qualified in its entirety by reference thereto.

CUSIP No. 879101103	SCHEDULE 13D	Page 7 of 8

Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, on January 27, 2012, Merger Subsidiary merged with and into Tekelec, and Tekelec became an indirect wholly-owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, each share of Tekelec Common Stock issued and outstanding immediately prior to the Merger (subject to certain exceptions relating to dissenters’ rights) was cancelled in exchange for the right to receive a cash payment in the amount of $11.00 per share. As a result of the Merger, on January 27, 2012, the 6,133,922 shares of Tekelec Common Stock held by the Reporting Persons as of such date were cancelled and exchanged for the right to receive a cash payment in the aggregate amount of $67,473,142.

Item 5.	Interest in Securities of the Issuer.

The following paragraphs of Item 5 are hereby amended and restated to read in their entirety as follows:

(a) The information required by Item 5(a) is incorporated herein by reference to the cover pages to this Amendment No. 2 to Schedule 13D. As of the date hereof, the Reporting Persons do not beneficially own any shares of Tekelec Common Stock.

(c) Except as described in Item 4 above, none of the Reporting Persons has effected any transactions in Tekelec Common Stock in the 60 days prior to the date of this Amendment No. 2 to Schedule 13D.

(e) The Reporting Persons ceased to be the beneficial owners of five percent of Tekelec Common Stock on January 27, 2012, as a result of the Merger described in Item 4 above.

CUSIP No. 879101103	SCHEDULE 13D	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2012

KATELIA CAPITAL INVESTMENTS LTD.

By:	Pendragon Management, Sole Director

By:	/s/ Jim Parker
Jim Parker, Authorised Signatory

By:	/s/ Annick Ducraux
Annick Ducraux, Authorised Signatory

THE KATELIA TRUST

By:	Butterfield Trust (Switzerland) Limited, as Trustees

By:	/s/ Jim Parker
Jim Parker, Authorised Signatory

By:	/s/ Annick Ducraux
Annick Ducraux, Authorised Signatory

BUTTERFIELD TRUST (SWITZERLAND) LIMITED

By:	/s/ Jim Parker
Jim Parker, Authorised Signatory

By:	/s/ Annick Ducraux
Annick Ducraux, Authorised Signatory

/s/ Laurent Asscher
LAURENT ASSCHER